FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

August 19, 2009

Item 3: News Release:

A news release dated and issued on August 19, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Announces Option to Acquire 100% of Rock & Roll Property, British Columbia

Item 5: Full Description of Material Change:

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Option to acquire 100% of advanced stage  polymetallic project

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Historical resource of 580,544 tonnes at 2.4 g/t gold, 335.9 g/t silver, 0.64% copper, 0.79% lead, and 3.1% zinc

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Historic drilling to depths  of only 160 meters

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Drilling slated fall 2009

August 19, 2009  Vancouver, Canada – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce that it has entered into an option agreement (the Agreement”) with Misty Creek Ventures Ltd, First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia.

About the Rock and Roll Project

The Rock & Roll Property hosts precious metals rich, volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of Triassic age. As such, the mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past producing Eskay Creek mine (reserves at Eskay Creek as of January 1, 1999 were estimated at 1,355,965 tonnes grading 57.7 grams per tonne (g/t) gold and 2492.57 g/t silver; Government of BC, MINFILE No 104B 008).

Known mineralization on the Rock and Roll Property occurs in multiple stacked sulphide lenses in two zones, the Black Dog and SRV zones, over a strike length of approximately 950 m. A total of approximately 14,000 m of core drilling in 110 drill holes was completed on the property from 1991 to 1997. Only six drill holes tested the host stratigraphy outside of the known mineralization, but at least 5 km of strike length of the prospective lithologies is present on the Property. Historic drilling has tested the known mineralization down to depths of only about 160 m. Thus there is the potential for additional mineralization along strike and at depth.

The Black Dog zone hosts an historic, non-NI 43-101 compliant, indicated resource of 580,544 tonnes grading 2.4 g/t gold, 335.9 g/t silver, 0.64% copper, 0.79% lead, and 3.1% zinc  (Government of BC, MINFILE No 104B 377). This resource is historic in nature, has not been verified by the Company, and should not be relied upon.

Selected historic drill results that were included in this historic resource estimate are tabulated below. These results have not been verified by the Company and are included only to illustrate the nature of mineralization on the Property.

Hole	Drill Width	Au (g/t)	Ag(g/t)	Cu%	Pb(%)	Zn%
RR90-001	9.7 m	2.74	881.0	0.50	2.07	5.30
RR90-015	2.3 m	2.09	521.4	1.10	0.88	4.60
RR91-022	1.1.m	2.30	1333.5	0.31	0.68	1.59
RR91-036	6.0 m	2.74	687.3	1.08	2.16	6.41
RR91-065	10.0m	3.19	396.3	1.09	1.09	5.07
RR91-065	4.5m	2.98	425.8	0.53	0.95	3.28
RR91-064	6.5 m	3.57	521.7	0.50	0.86	2.73

True widths are unknown, and the drill widths reported above are therefore apparent widths. g/t = grams per tonne.

Harry Barr, President and CEO of Pacific North West Capital Corp. stated: “We are very pleased to have the opportunity to acquire an option on this significant advanced stage project. The similarity of the Black Dog and SRV mineralization to that of the Eskay Creek deposit, one of the world’s most precious metal-rich VMS deposits, is an exciting aspect of this project. With the Rock & Roll Property, PFN has added another advanced stage precious metals project to its expanding portfolio of high value assets.”

Terms of Agreement

Under the terms of the Agreement, PFN can earn a 100% interest in the Property over a four year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 PFN shares.  The Vendors will retain a 2% NSR, of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 2%, and an underlying NPI of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable in their entirety for $1,500,000 each. The Agreement is subject to regulatory approval.

2009 Work Program

PFN has embarked on an ambitious 2009 work program on the Rock & Roll Property. A 350 line kilometre AeroTem3 helicopter-borne magnetic/electromagnetic survey covering the property was completed in early August by Aeroquest Limited.  Following interpretation of the airborne survey, a crew will be mobilized to ground truth anomalies. The crew will also complete re-sampling and partial re-logging of the existing core to evaluate historic results and interpretations. The core is stored at the Bronson airstrip, 9 km from the Property. Upon receipt of permits, a drill will be mobilized to the Property to complete infill drilling on the known areas of mineralization and to test anomalies identified by the airborne survey. Drilling is expected to commence in mid-September. The work will be managed by Equity Exploration Consultants Ltd., a highly respected consulting company with extensive exploration experience in this part of British Columbia.

Jon Findlay, Ph.D, P.Geo, PFN’s Vice President of Exploration, is the Qualified Person as defined under NI-43-101 for this press release.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Kinbauri Gold and Fire River Gold. Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous opportunities that are available in the mining sector today. Our focus will be to acquire advanced stage precious metals projects, continue to expand our PGM and base metals division and to look for special situations and under-funded projects in the resource sector.

Pacific North West Capital Corp. has approximately $4.6 million in working capital and securities.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 19th day of August 2009.